FORM 4                                U.S. SECURITIES AND EXCHANGE COMMISSION
                                               Washington, D.C. 20549
      Check here if no longer
      subject to Section 16.
      Form 4 or Form 5 obligations
      may continue. See Instr. 1(b).


                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and address:

KATZ       STEWART
(Last)     (First)  (Middle)

 43 DIANA TRAIL
     (Street)

 ROSLYN        NY         11576
 (City)      (State)      (Zip)

2.  Issuer Name and Ticker or Trading Symbol:  Noodle Kidoodle, Inc., NKID

3.  IRS or Soc. Sec. Number of Reporting Person (Voluntary): ###-##-####

4. Statement for Month/Year:   DECEMBER, 1997

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

      X    Director                  10% Owner

      X    Officer                   Other (specify below)
           (give title
            below)

        CHIEF OPERATING OFFICER/DIRECTOR

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.  Title of   2. Trans-   3. Trans-     4. Securities Acquired (A)      5. Amount of       6. Ownership     7. Nature of
   Security      action      action        or Disposed of (D)              Securities         Form:            Indirect
  (Instr.3)      Date        Code         (Instr. 3,4 and 5)               Beneficially       Direct (D)       Beneficial
                            (Instr.8)                                      Owned at End       Indirect (I)     Ownership
                (Month/                             (A)or                   of Month           (Instr. 4)       (Instr.4)
                 Day/       Code   V       Amount   (D)     Price         (Instr.3 and 4)
                 Year)

Common Stock    12/1/97       P    V        25,000   A      3.125             256,607             D


























TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of   2.Conver-  3.Trans-  4.Trans-  5.Number   6.Date      7. Title and    8.Price  9.Number  10.Owner-  11.Na-
   Derivative   sion or    action    action    of         Exer-        Amount of      of       of         ship       ture
   Security     Exercise   Date      Code      Deriva-    cisable      Underlying     Deriv-   Deriva-    Form       of In-
   (Instr.3)    Price of            (Instr.8)  tive       and          Securities     ative    tive       of De-     direct
                Deriv-    (Month/              Secur-     Expir-       (Instr. 3      Secur-   Securi-    rivative   Bene-
                Security   Year)               ities      ation         and 4)        ity      ities      Secu-      ficial
                                               Acquired   Date                        (Instr.  Bene-      rity:      Owner-
                                               (A) or     (Month/                       5)     ficially   Direct     ship
                                               Disposed    Day/                                Owned at   (D) or    (Instr.
                                               of (D)      Year)                               End of     Indi-       4)
                                               (Instr.3,                                       Month      rect (I)
                                                 4, 5)    Date Expir          Amount         (Instr.4)  (Instr.4)
                                                          Exer ation          or Num-
                                                          cis  Date           ber of
                                    Code  V    (A)  (D)   able        Title   Shares

Non-Qualified                                                         Common
Stock Option      3.50     7/8/97     T   V   60,000       (1)  (2)   Stock   60,000          60,000         D











Explanation of Responses:


(1)  Exercisable dates:  July 8, 1998   15,000
                         July 8, 1999   15,000
                         July 8, 2000   15,000
                         July 8, 2001   15,000

(2)  Expiration date:    July 8, 2002


                                         /s/Stewart Katz            12/22/97
                                      Signature of Reporting Person   Date